

20013943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/2019___ AND ENDING ___03/31/2020___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREAT NATION INVESTMENT CORPORATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A BELL ST, SUITE 100

(No. and Street)

AMARILLO	TX	79109
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRISCOE, BURKE & GRIGSBY LLP

(Name – If individual, state last, first, middle name)

4120 EAST 51ST STREET	TULSA	OK	74135
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

JUL 0 8 2020

Washington DC
415

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __PAT TREAT_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __GREAT NATION INVESTMENT CORPORATION_____ , as of _____ MARCH 31 , 20_20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CEO
_____
Title

Amanda Whitney
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION
(a wholly owned subsidiary of National Concord Development Corporation)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

together with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED MARCH 31, 2020
AND 2019 AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2020 and 2019

TABLE OF CONTENTS

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Great Nation Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Great Nation Investment Corporation as of March 31, 2020 and 2019, the related statements of income, changes in stockholders equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Great Nation Investment Corporation as of March 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Great Nation Investment Corporation's management. Our responsibility is to express an opinion on Great Nation Investment Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Great Nation Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information included in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of Great Nation Investment Corporation's financial statements. The supplemental information is the responsibility of Great Nation

Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information included in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Great Nation Investment Corporation's auditor since 2019.

Tulsa, Oklahoma

June 29, 2020

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
As of March 31,

	2020	2019
ASSETS		
Cash and cash equivalents	$ 421,844	$ 728,597
Receivables, fees	10,385	17,120
Prepaid expenses	17,437	20,136
Other assets		
Clearing deposit	-	25,189
Total Other Assets	-	25,189
Total Assets	$ 449,666	$ 791,042

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$ 18,382	$ 23,523
Accrued and other liabilities	27,836	31,200
Intercompany payable - National Concord		
Development Corporation	22,233	197,770
Deferred deposits	54,051	64,308
Total Liabilities	122,502	316,801
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares		
authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,203,692	1,203,692
Retained earnings (deficit)	(911,528)	(764,451)
Total Stockholder's Equity	327,164	474,241
Total Liabilities and Stockholder's Equity	$ 449,666	$ 791,042

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For Years Ended March 31,

	2020	2019
REVENUE		
Brokerage and other fees	$ 542,552	$ 916,474
Bond underwriting fees	79,222	126,073
Investment income	3,714	5,474
Principal transactions	-	69,456
Other income	17,957	35,104
Total Revenue	643,445	1,152,581
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	264,939	457,237
Management fees	454,561	523,511
Other general and administrative	110,118	115,535
Total General and Administrative Expenses	829,618	1,096,283
Income Before Provision for Income Tax	(186,173)	56,298
PROVISION FOR INCOME TAX	(39,096)	11,823
NET INCOME	(147,077)	44,475
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain on securities	-	-
Reclassification of realized gain on principal transactions	-	(67,760)
Deferred income tax effect	-	14,230
Total Other Comprehensive Income	-	(53,530)
COMPREHENSIVE INCOME (LOSS)	$ (147,077)	$ (9,055)

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For Years Ended March 31,

	Common Stock		Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balance at March 31, 2018	1,750	35,000	1,203,692	(808,926)	53,530	483,296
Net income	-	-	-	44,475	-	44,475
Other comprehensive income	-	-	-	-	(53,530)	(53,530)
Balance at March 31, 2019	1,750	35,000	1,203,692	(764,451)	-	474,241
Net income				(147,077)		(147,077)
Balance at March 31, 2020	1,750	$ 35,000	$ 1,203,692	$ (911,528)	$ -	$ 327,164

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31,

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (147,077)	$ 44,475
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities:		
(Gain) loss on sale of marketable securities	-	(69,456)
Proceeds from sale of marketable securities	-	87,916
(Increase) decrease in operating assets:		
Receivables, fees	6,734	(572)
Prepaid expenses	2,699	(2,279)
Other assets	25,189	-
Increase (decrease) in operating liabilities:		
Commissions payable	(5,141)	(3,093)
Accrued and other liabilities	(3,364)	(22,268)
Intercompany payable	(175,536)	(179,434)
Deferred deposits	(10,257)	(13,192)
Cash Provided (Used) by Operating Activities	(306,753)	(157,903)
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing deposit	-	(153)
Cash Provided (Used) by Investing Activities	-	(153)
NET INCREASE (DECREASE) IN CASH	(306,753)	(158,056)
CASH BALANCE AT BEGINNING OF YEAR	728,597	886,653
CASH BALANCE AT END OF YEAR	$ 421,844	$ 728,597
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES		
Non-cash change in intercompany payable	$ (39,096)	$ 11,823

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2020 and 2019.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2020 and 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash.

Receivables

Receivables from fees are stated at the amount billed to the customer and are expected to be 100% collected. Thus the Company has not recorded an allowance for doubtful accounts.

Investments

The Company carries investments in marketable equity securities at their fair values in the Balance Sheets. Realized gains and losses are reflected as principal transactions and unrealized gains and losses are reflected as other comprehensive income in the Statements of Comprehensive Income.

Deferred Deposits

Deferred deposits consist of revenues collected in advance as initial deposits from churches that are in the beginning stages of programs for financing via bond sales. Deferred deposits are recognized as revenue when the bonds are issued.

Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net loss created an income tax provision of $(39,096) which decreased the intercompany payable for the year ended March 31, 2020. The Company increased the intercompany payable and recorded an income tax provision of $11,823 for the year ended March 31, 2019. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

The Company follows the provisions of accounting for uncertain tax positions under the FASB Accounting Standards Codification 740-10-50-14. These provisions prescribe a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. As of March 31, 2020 and 2019, the Company reports no uncertain tax positions and therefore has not recorded any unrecognized tax benefits or liabilities.

The Company is required to file a consolidated Form 1120 (U.S. Corporation Income Tax Return) with the Parent which is subject to examination by the Internal Revenue Service (IRS) up to three years from the extended due date of the tax return.

The Company is subject to a state franchise (margin) tax for the years ended March 31, 2020 and 2019. The Company is included in the combined reporting for the consolidated group and franchise tax was paid by the Parent. Any estimated franchise tax liabilities of the Company at March 31, 2020 and 2019 would not be material to these financial statements.

Revenue Recognition

Commission revenue is recognized as of the settlement date which is generally the third business day following the trade date. Brokerage and other fees are recognized when bonds are issued by the underwriter.

Expenses of the Company

Certain indirect administrative expenses of the Company were paid by the Parent. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Operations. Certain other expenses are directly reimbursed by the Company to the Parent.

Advertising Expense

The Company expenses promotional and advertising costs as incurred. The total of such expenses for the years ended March 31, 2020 and 2019 was $310 and $-0-, respectively.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, which provides a framework for revenue recognition and supersedes or amends several of the revenue recognition requirements in FASB Accounting Standards Codification (ASC) 605, *Revenue Recognition*, as well as guidance within the 900 series of industry-specific topics, including FASB ASC 940, *Financial Services—Brokers and Dealers*. The standard applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance or lease contracts). The standard applies to fiscal periods beginning after December 15, 2018. The Company is currently assessing the future impact this standard may have on its financial condition, results of operations and cash flows.

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2018-02, *Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income*. ASU 2018-02 was issued to address the income tax accounting treatment of the stranded tax effects within other comprehensive income due to the prohibition of backward tracing due to an income tax rate change that was initially recorded in other comprehensive income. This issue came about from the enactment of the Tax Cuts and Jobs Act on December 22, 2017 that changed the Company's income tax rate from 35% to 21%. The ASU changed current accounting whereby an entity may elect to reclassify the stranded tax effect from accumulated other comprehensive income to retained earnings. The ASU is effective for periods beginning after December 15, 2018 although early adoption was permitted. The Company early adopted ASU 2018-02 and reclassified its stranded tax credit of $3,470 within accumulated other comprehensive income to retained earnings.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2020 and 2019, the Company had net capital of $299,342 and $436,796, respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 4 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities. The Company's deferred income tax liability at March 31, 2020 and 2019 was $-0- and $-0-, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains (losses) on available-for-sale securities, $-0- and $67,760, respectively. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2020 and 2019 are as follows:

	2020	2019
Federal		
Current taxes (benefit)	$ (39,096)	$ 11,823
Provision for income taxes (benefit)	$ (39,096)	$ 11,823

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law with sweeping modifications to the Internal Revenue Service Code. The primary change for the Company was to lower the corporate income tax rate to 21% from 35%. The Company's deferred income tax liability was re-measured based on the income tax rules at which they are expected to reverse in the future, which is now generally 21%. Income tax rate changes in deferred tax liability related to amounts recorded in accumulated other comprehensive income were reclassified from accumulated other comprehensive income to retained earnings.

NOTE 5 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. FASB ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is involved in transactions with affiliated companies. The following represents assets, liabilities, revenues and expenses with the related parties:

	2020	2019
Payable to affiliated entities	$ 17,233	$ 197,770
Management fees paid to affiliated entity	$ 454,561	$ 523,511

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 26, 2020, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN
ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31,

	2020	2019
Total stockholder's equity	$ 327,164	$ 474,241
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	327,164	474,241
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities	327,164	474,241
Deductions and/or charges:		
A. Non-allowable assets:		
Total receivables	10,385	17,120
Less receivables from/add payables to clearing agent, less than 30 days		
Less negative clearing deposit requirement amount	-	189
Prepaid expenses	17,437	20,136
Investment account balance with no PAIB agreement	-	-
Total non-allowable assets	27,822	37,445
B. Secured demand note deficiency	-	-
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	-
D. Other deductions and/or charges	-	-
Total deductions and/or charges	27,822	37,445
Net capital before haircuts on securities positions	299,342	436,796
Haircuts on securities positions:		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities		
1. Exempt securities		-
Total haircuts on securities positions	-	-
Net Capital	$ 299,342	$ 436,796

Continued

- 11 -

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN
ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31,

Continuation

	2020	2019
Aggregate Indebtedness:		
Total liabilities from statements of financial condition	$ 122,502	$ 316,801
(net of deferred income taxes)		
Add:		
A. Drafts for immediate credit	-	-
B. Market value of securities borrwed for which no equivalent value is paid or credited	-	-
C. Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 122,502	$ 316,801
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$ 8,167	$ 21,121
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net capital requirement (larger of above)	$ 100,000	$ 100,000
Excess net capital	$ 199,342	$ 336,796
Net capital less 120% of minimum dollar net capital requirement	$ 179,342	$ 316,796
Percentage aggregate indebtedness to net capital	41%	73%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A	N/A

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE II
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
As of March 31,

	2020	2019
Net capital per unaudited 11A Focus Report, as reported March 31, 2020 and 2019	$ 260,245	$ 434,388
Audit adjustments	39,097	2,408
Net capital, per Schedule I	$ 299,342	$ 436,796

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Great Nation Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Great Nation Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Nation Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i), (the "exemption provisions") and (2) Great Nation Investment Corporation stated that Great Nation Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Great Nation Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great Nation Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
June 29, 2020

GREAT NATION INVESTMENT CORPORATION
5408-A Bell • Amarillo, TX 79109 • (806)353-6767 • (800)642-4642 • Fax:(806)353-9631 • www.greatnation.com

Exemption Report 04/01/2019 to 03/31/2020

Pursuant to new SEC regulations starting June 1, 2014, Non-carrying broker-dealers will be required to prepare an exemption report, and the independent public accountant will prepare a review report commenting on the assertions made by the broker-dealer.

1. The exemption under which the broker-dealer operated -
   a. Great Nation Investment Corporation is claiming an exception from our FOCUS Report under (k)(2)(i) – "Special Account for the Exclusive Benefits of customers".

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 (k)(2)(i) throughout the year –
   a. Great Nation Investment Corporation certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending March 31, 2020.

3. Documentation provided to auditor for inspection:
   a. FINRA Membership agreement
   b. Form BD
   c. FOCUS report
   d. Supervisory Procedures
   e. Review of Controls
   f. Cash Logs

Date: June 2, 2020

B Pat Treat, Chief Executive Officer

Mailing Address: P.O. Box 7566 • Amarillo, TX. 79114-7566

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Great Nation Investment Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Great Nation Investment Corporation and the SIPC, solely to assist you and SIPC in evaluating Great Nation Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2020. Great Nation Investment Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Great Nation Investment Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Great Nation Investment Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, OK
June 29, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $____ 8 11

   B. Less payment made with SIPC-6 filed (exclude interest) (____ 353 ____)

   _10-22-2019_
   Date Paid

   C. Less prior overpayment applied (____ Ø ____)

   D. Assessment balance due or (overpayment) ____ 458

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ____ Ø

   F. Total assessment balance and interest due (or overpayment carried forward) $____ 458

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐ $____ 450
   Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _4/1/2019_
and ending _3/31/2020_

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _642,444_

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _81,211_

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

       Interest income from firm's cash balance and   _20,670_
       (Deductions in excess of $100,000 require documentation) _Sponsorship Income_

    (9) (I) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _0_

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _0_

       Enter the greater of line (i) or (ii)   _0_

       Total deductions   _101,881_

2d. SIPC Net Operating Revenues $ _540,063_

2e. General Assessment @ .0015 $ _811_

(to page 1, line 2.A.)

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